Filed by Isle of Capri Casinos, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Subject Company: Isle of Capri Casinos, Inc.

Commission File No. 0-20538

Isle of Capri Casinos, Inc. Enters into Agreement to Sell Lady Luck Casino Marquette to Casino Queen

ST. LOUIS, MO — October 13, 2016 — Isle of Capri Casinos, Inc. (NASDAQ:ISLE) announced today that it has entered into a definitive agreement to sell Lady Luck Casino Marquette to an affiliate of Casino Queen (“CQ”), based in Swansea, Illinois.

Under the terms of the agreement, CQ Holdings Company, Inc. will purchase Lady Luck Casino Marquette for cash consideration of approximately $40.0 million subject to a customary working capital adjustment.  The consideration represents 7.5x the trailing-twelve months Adjusted EBITDA through the first quarter of fiscal 2017.

Eric Hausler, chief executive officer of Isle of Capri Casinos, commented, “Since we acquired Lady Luck Casino Marquette in March 2000, our talented team members have built fantastic customer relationships.  Our Marquette team will continue providing customers with the same great experiences for which they are known.”

Lady Luck Casino Marquette will be accounted for as discontinued operations beginning in the fiscal 2017 second quarter.  The sale is expected to close in early fiscal 2018, subject to the approval of the Iowa Racing and Gaming Commission, the Illinois Gaming Control Board and customary closing conditions.

This transaction is expressly permitted by the recently signed definitive merger agreement pursuant to which Eldorado Resorts, Inc. will acquire all of the outstanding shares of Isle of Capri Casinos, Inc. and is not expected to alter the timing of the transaction with Eldorado.

About Isle of Capri Casinos, Inc.

Isle of Capri Casinos, Inc. is a leading regional gaming and entertainment company dedicated to providing guests with exceptional experience at each of the 14 casino properties that it owns or operates, primarily under the Isle and Lady Luck brands.  On September 19, 2016, Eldorado Resorts, Inc. and Isle of Capri Casinos, Inc. announced that they have entered into a definitive merger agreement whereby Eldorado will acquire all of the outstanding shares of Isle of Capri.  Isle of Capri currently operates gaming and entertainment facilities in Colorado, Florida, Iowa, Louisiana, Mississippi, Missouri, and Pennsylvania.  More information is available at www.islecorp.com.

Important Information for Investors and Stockholders

The information in this communication  is not a substitute for the prospectus/proxy statement that Eldorado Resorts, Inc. (“Eldorado”) and Isle of Capri Casinos, Inc. (“Isle”) will file with the Securities and

Exchange Commission (“SEC”), which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. ELDORADO’S AND ISLE’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

The information in this communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 29, 2016, and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 15, 2016. Information about the directors and executive officers of Isle is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on August 22, 2016, and in its Annual Report on Form 10-K for the fiscal year ended April 24, 2016, which was filed with the SEC on June 21, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the Prospectus/Proxy Statement for such proposed transactions when it becomes available.

Forward-Looking Statements

This press release may be deemed to contain forward-looking statements, which are subject to change. These forward-looking statements may be significantly impacted, either positively or negatively by various factors, including without limitation, licensing, and other regulatory approvals, financing sources, development and construction activities, costs and delays, weather, permits, competition and business conditions in the gaming industry. The forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements herein.

Additional information concerning potential factors that could affect the Company’s financial condition, results of operations and expansion projects, is included in the filings of the Company with the Securities and Exchange Commission, including, but not limited to, its Form 10-K for the most recently ended fiscal year.

CONTACT:

Isle of Capri Casinos, Inc.,

Jill Alexander, Senior Director of Corporate Communication-314.813.9368

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